Consent of Independent Registered Public Accounting Firm

The Board of Directors of Westport Fuel Systems Inc.

We consent to the use of:
•our report dated March 25, 2024 on the consolidated financial statements of Westport Fuel Systems Inc. (the “Entity”) which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and
•our report dated March 25, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-168847, No. 333-211726, and No. 333-248912) on Form S-8, (No. 333-253892) on Form F-10/A, and (No. 333-207523) on Form F-4/A of the Entity.

/s/ KPMG LLP
Chartered Professional Accountants

March 25, 2024
Vancouver, Canada